Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

December 21, 2012

Ms. Ashley Vroman-Lee

Senior Counsel – Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Initial Filing on Form S-3 for Transamerica Advisors Life Insurance Company (“Registration Statement”) filed on December 20, 2012 (File No. 333-185576)

Dear Ms. Vroman-Lee:

The above-referenced initial filing was made on December 20, 2012 (accession number is 0001193125-12-509793). Enclosed is a courtesy copy of the Group (or Individual) Fixed Contingent Annuity Contract prospectus. Also enclosed is a copy black-lined against the previously filed Group Fixed Contingent Annuity Contract (333- 177282) which was approved by the SEC. These products are similar but the new product adds a number of pre-lock-in withdrawal options and a change to the pricing methodology.

We hereby request Selective Review pursuant to SEC Release No.: 33-6510 (February 15, 1984) for the above-referenced Group (or Individual) Fixed Contingent Annuity Contract filing.

This letter will also be filed as a correspondence filing via EDGAR.

Very truly yours,

/s/ Darin D. Smith

Darin D. Smith

Managing Assistant General Counsel

Enclosures